5. Code of Ethics

Rule 204A-I of the Advisers Act of 1940, as amended, requires EPL to adopt a written code of ethics. Similar to the Code of Conduct required by the FCA, this Code sets forth standards of conduct expected of advisory personnel, addresses safeguarding material nonpublic information about client transactions, and addresses conflicts that arise from personal trading by advisory personnel.

It is the policy of EPL that all operations are to be conducted in compliance with any applicable laws and with the highest ethical standards. This policy applies to all employees and others working on behalf of EPL wherever located. Each employee of EPL has an obligation to act at all times in an honest and ethical manner and with the highest integrity in dealings with clients and/or any third party.

The foundation of the Code consists of five underlying principles:

I.	Employees must at all times place the interests of clients first. In other words, as a fiduciary you must scrupulously avoid serving your own personal interests ahead of the interests of the clients.
2.	Employees must make sure that any errors relating to clients portfolios are reported to their departmental head and the Chief Compliance Officer immediately on discovery. The priority is to minimise/crystallise any potential loss as quickly as possible and return the position to what would have been had the error not occurred. Clients will retain any profit as a result of our error and will not be financially disadvantaged.
3.	Employees must make sure that all personal securities transactions are conducted consistent with the Personal Account dealing policy and in such a manner as to avoid any actual or potential conflicts of interest or any abuse of an individual's position of trust and responsibility.
4.	Employees should not take inappropriate advantage of their positions. The receipt of investment opportunities or gifts from persons seeking business with EPL could call into question the exercise of an employee's independent judgment.
5.	All staff are required to promptly report any violations of this Code to the Chief Compliance Officer.

As with all policies and procedures, this code of ethics is designed to cover a variety of circumstances and conduct; however, no policy or procedure can anticipate every potential conflict of interest that can arise in connection with personal trading. Consequently, employees are expected to abide not only by the letter of the Code but also by the spirit of the Code. Whether or not a specific provision of the Code addresses a particular situation, you must conduct your activities in accordance with the general principles contained in the Code and in a manner that is designed to avoid any actual or potential conflicts of interest.

Because EPL policies, governmental regulations and industry standards relating to personal trading and potential conflicts of interest can change over time, EPL will modify these policies and procedures as and when required. Should EPL revise this section or any section within this manual, you will receive written notification from the Chief Compliance Officer. It is the responsibility of each employee to become familiar with any modifications to the manual.

General Fiduciary Principles - The following represent some of the general fiduciary principles applicable to EPL and its employees:

Disinterested Advice - EPL must provide advice that is suitable for the client and in the best interest of the client.

Disclosure of Conflicts of Interest- All documents provided to investors including the ADV Brochure shall detail in writing all material facts regarding advisory services being provided to a client along with any actual or potential conflicts of interest that may arise from providing such services.

Confidentiality - A client's records and financial information must be treated with strict confidentiality. Under no circumstances should any such information be disclosed to a third-party that has not been granted a legal right from the client to receive such information.

Fraud - EPL and its employees shall not employ any device, scheme, or artifice to defraud a client or prospective client nor shall EPL engage in any transaction, practice, or course of business which defrauds a client or prospective client.